Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
February 22, 2013	www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY	David A. Schuette
Direct Tel +1 312 701 7363
Mark P. Shuman	Direct Fax +1 312 706 8201
Branch Chief-Legal	dschuette@mayerbrown.com
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             Textura Corporation

Confidential Draft Registration Statement on Form S-1

Submitted January 9, 2013

CIK No. 0001565337

Dear Mr. Shuman:

This letter is being furnished on behalf of Textura Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 6, 2013 to Patrick J. Allin, Chief Executive Officer of the Company, with respect to the above-referenced filing.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing an amended confidential draft registration statement (“Amendment No. 1”). Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the confidential draft registration statement, and two copies of the supplemental materials provided in response to comment number 4.

General

1.                                      Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company advises the Staff that no such written communications or research reports have been presented, published or distributed as of the date of this letter. If such written communications and/or research reports are subsequently presented, published or distributed, the Company undertakes to provide the Staff with copies of all such documents.

2.                                      Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response: The Company acknowledges the Staff’s comment and undertakes to provide copies of any such graphical materials or artwork in connection with a subsequent amendment to the registration statement.

3.                                      Please confirm that the third-party studies referenced in the draft registration statement were not commissioned for you or for use in the offering.

Response: The Company advises the Staff that no third-party studies referenced in the draft registration statement were commissioned for the Company or for use in the offering.

4.                                      Please provide us with the relevant portions of the industry research reports you cite, such as the study from Global Construction Perspectives from 2010. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please tell us what consideration you have given to providing more recent reports, and whether such reports would provide additional insight into this market.

Response: The Company acknowledges the Staff’s comment and is providing to the Staff the relevant portions of the industry research reports and industry data cited in the prospectus, including: (a) “Global Construction 2020,” a study published by Global Construction Perspectives in March 2011, (b) “The Top 400 List,” a study published by Engineering News-Record in May 2012, (c) “IT Metrics: IT Spending and Staffing Report, 2012,” a study produced by Gartner, Inc. in January 2012 and (d) certain data produced by the U.S. Census Bureau of the Department of Commerce which was released in December 2012, January 2013 and February 2013.

The Company supplementally advises the Staff that for each industry research report and all industry data cited in the prospectus, the Company has referenced the most recent available version of such report or most recent available applicable data.  In the event any new data is released or new versions of the cited reports are published, the Company undertakes, to the extent practicable, to update the relevant disclosure in the prospectus.

Prospectus Summary

Our Industry, page 2

5.                                      You state that the outlook for the construction industry is strong, and you provide examples of economic and business factors that buttress your statement. Please balance your disclosure in this section by discussing the corresponding risks facing the construction industry.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 67 and 69 of the prospectus.

Our Key Business Attributes, page 3

6.                                      You state that you have experienced high client retention. Please provide specific quantitative disclosures in this regard, here and elsewhere in the registration statement where you discuss client retention.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 and elsewhere in the prospectus to remove the disclosure regarding “high client retention.”

Our Strategy, page 4

7.                                      You state that you intend to expand globally, and that you believe that your growth prospects could be even stronger outside North America. Please disclose the proportion of your revenues that have been generated outside North America.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 77 of the prospectus to indicate that substantially all of the Company’s revenue to date has been generated from clients located in the United States and Canada.

8.                                      Similarly, you state that in seeking to expand globally you are responding to growing demand from your increasingly multinational clients and potential clients. Please provide additional specificity and substantiation for these claims.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 77 of the prospectus to eliminate the reference to growing demand.

9.                                      We note that you intend to increase the number of industries you serve. Please fully disclose what experience you have in the industries you have identified in the disclosures, and please discuss with more specificity how you intend to enter these markets, and any corresponding risks associated with entry into these markets.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 77 of the prospectus.  The Company has also revised the risk factor regarding future expansion into new industries on page 19 and has specifically identified this risk on page 5 under “Risks Affecting Us”.  The Company notes that the three risk factors relating to international expansion, conducting international operations and strategic acquisitions have been reordered within the “Risk Factors” section and certain references to PlanSwift have been incorporated into such risk factors where appropriate.

Summary Consolidated Financial Data, page 8

10.                               Revise to provide footnote disclosure to explain how the company is calculating pro forma net loss per share and pro forma weighted average common shares outstanding, basic and diluted. Similar concerns apply to your disclosure on page 39.

Response: The Company acknowledges the Staff’s comment and has added a footnote on pages 9 and 40 of the prospectus.

11.                               Please consider revising to provide pro forma consolidated balance sheet data to be consistent with your pro forma information presented in the table in your capitalization disclosure on page 35.

Response: The Company acknowledges the Staff’s comment and has revised the table on page 9 of the prospectus to provide pro forma consolidated balance sheet data and related footnotes.

Risk Factors

Interruptions or delays in the services provided by third-party data centers…, page 21

12.                               Please tell us whether you considered including a separately captioned risk factor discussing any material risks that result from the situs of your primary data-center in the same metropolitan area where you maintain your backup facility.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company did consider including a separately captioned risk factor discussing the material risks that result from the situs of its primary data center in the same metropolitan area where its backup facility is maintained.  However, the Company advises the Staff that after thoughtful analysis the Company determined that such risks were closely related to other material risks regarding possible interruptions or delays in the services received from the Company’s third-party data centers.  The Company therefore elected to disclose all such risks resulting from the Company’s data centers in one risk factor to emphasize to investors the interrelated nature of the identified risks.

13.                               It appears that your operations depend on your relationship with your data-center. Please tell us what consideration you gave to disclosing in Business, any specific rights and obligations under the agreement with the identified data-center.

Response: The Company acknowledges the Staff’s comment and has revised page 84 of the prospectus to note the Company’s belief that alternative providers are available. Accordingly, the Company does not believe that providing additional disclosure regarding the Company’s agreement with its data center will be useful to investors.

If we fail to comply with the reporting requirements under the Exchange Act…, page 24

14.                               You disclose that in the context of preparing for future compliance requirements, you identified a material weakness in your financial reporting systems. Please consider disclosing the existence of a material weakness in a separately captioned risk factor.

Response: The Company acknowledges the Staff’s comment and has revised page 25 of the prospectus to disclose the existence of the material weaknesses in a separately captioned risk factor.

Capitalization, page 34

15.                               We note your pro forma adjustment to reflect the automatic conversion of convertible debentures upon completion of your IPO, which is pending the number of shares and price since the conversion prices is equivalent to the IPO price. Based upon our review of your disclosure in Note 18 on page F-34, it appears that all or a significant portion of your convertible debentures were converted subsequent to September 30, 2012. In light of this information, please consider revising this adjustment to be reflective of the actual conversions that occurred subsequent to September 30, 2012. Ensure you also revise your disclosures on page 6.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that only certain of the Company’s outstanding convertible debentures were converted subsequent to September 30, 2012.  The principal amount of convertible debentures that remained outstanding as of the date of this letter was approximately $5,429,000.  The Company has updated the prospectus to disclose financial and capitalization information as of December 31, 2012, which reflects the conversion of the convertible debentures which had occurred on December 31, 2012. Additionally, the

Company undertakes to provide updated financial information as necessary to reflect any subsequent conversions, to the extent material.

16.                               Revise to indicate that the conversion of the convertible preferred stock and the Submittal Exchange Holdings, LLC Class A Preferred Units is automatic upon completion of the IPO. Ensure you also revise your disclosures on page 6.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 34 of the prospectus accordingly.

17.                               Tell us what consideration you gave to including a pro forma adjustment to include the additional compensation expense you will record for RSUs upon completion of your IPO, including the expected tax impact, if any. It appears that such an adjustment would meet the criteria of Rule 11-02(b)(6) of Regulation S-X.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 35 of the prospectus accordingly. The Company advises the Staff that, due to the Company’s accumulated losses and full valuation allowance on its deferred tax assets, no income tax impact will be recognized by the Company with respect to those restricted stock units that become payable upon completion of the offering. The Company supplementally advises the Staff that it has also included the impact of the interest expense from unamortized debt discounts recognized upon conversion of the convertible debentures upon completion of the initial public offering as a pro forma adjustment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

General

18.                               Please discuss the strategies the company plans to pursue and the specific steps it currently intends to take to address the conditions that have yielded continuing, increasing historical net losses in the context of substantial revenue growth. Please explain how the planned application of the proceeds of the offering relates to management’s strategies in this respect.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 43 of the prospectus.

19.                               Please expand your disclosures throughout this section to fully address the operational and financial impacts of your acquisition of Submittal Exchange, LLC on your company. For example, please fully discuss:

•                  The acquisition impact on activity-driven revenue, on page 54; and

•                  acquisition impact on the Projects Added metric, to fully distinguish between organic and acquisition related growth, on page 43.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 43-44 and 55-56 of the prospectus.  The Company advises the

Staff that since pages 43-44 only describe the basis for derivation of the “Projects Added” metric, and do not discuss the year-over-year change in this metric or the causes of that change, the Company believes the more detailed additional disclosure on “Projects Added” is more appropriate on pages 55-56.

Overview, page 41

20.                               You state that your activity-driven revenue and organization driven revenue have historically been recurring with high visibility. Please explain the meaning of the phrase “high visibility” or revise to provide a more transparent description of the information you wish to convey to potential investors.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 42 of the prospectus to provide a more transparent description and has made corresponding changes on pages 3, 68 and 74-75.

21.                               You state that the projects being managed on your solutions have exhibited a predictable pattern of fee generation over their duration. Please further expand this disclosure to fully clarify the basis for this belief. Discuss the extent to which the pattern of fee generation has been predictable.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 42, 68 and 74-75 of the prospectus.

22.                               You state that clients typically pay you fees upfront or in advance of solution usage. Please balance your disclosure to address the practical consequences to your business and its investors that are associated with this fee structure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 46 of the prospectus.

Key Business Metrics

Activity-Driven Revenue, page 43

23.                               Please revise disclosures associated with the client-reported construction value added metric, to address any limitations or risks associated with use of and reliance upon unverified data that may be inconsistently provided by clients.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 44-45 of the prospectus.

24.                               We note your disclosure of the “active projects during period” and “number of projects added” metrics. With a view to disclosure, please tell us whether any material portion of your client base includes users who were provided access to the platform on a promotional basis.

Response:  The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company does not provide any access to the platform on a promotional basis.  Accordingly, no portion of the Company’s client base includes users who were provided access to the platform on a promotional basis.

The Company advises the Staff, however, that the Company’s business model for certain of its solutions allows for certain users to access those solutions at no cost.  For example, subcontractors using GradeBeam only to receive invitations-to-bid from general contractors can do so at no cost to the subcontractor.  These organizations are excluded from the “Number of organizations” metric (on page 44 of the prospectus, for example).  However, because such users increase the value of the solution to other, paying users of the solution, they are included in the Company’s count of organizations in its GradeBeam database (on page 80 of the prospectus, for example).

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 46

25.                               When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response:  The Company acknowledges the Staff’s comment and undertakes to provide such information when it becomes available.

26.                               Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has considered the disclosure of the intrinsic value of its outstanding stock options and believes that such measure is not relevant to Critical Accounting Policies since it is not impacted by management judgment or estimates and does not impact the amounts recorded in the financial statements. As the Staff suggests, the Company believes that fair value disclosures are more applicable to this section of the prospectus.

27.                               Please revise to disclose the significant factors contributing to the difference between the underlying fair value of your common stock as of September 2012 and October

2012. Also, when the IPO price is available, please revise to disclose the significant factors contributing to the difference between the IPO price and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 51 of the prospectus.  The Company supplementally advises the Staff that when the IPO price is available, the Company undertakes to disclose any significant factors contributing to the difference between the IPO price and the fair value determined as of the date of the last option grant.

28.                               Please tell us the names and prices of publicly traded securities of comparable companies used in each of your valuation analyses for stock option grants during fiscal 2012 and subsequent equity issuances, if any. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your option grants. In addition, confirm if the same set of comparables was used for establishing market multiples, volatility, and your discount rates.

Response:  The Company advises the Staff that in connection with the Company’s analysis supporting the fair value of its common stock used to estimate the fair value of stock option grants during fiscal year 2012, the Company reviewed publicly available information for the following publicly traded comparable companies in the calculation of its discount rate and volatility:

Athenahealth, Inc.

Concur Technologies, Inc.

Salesforce.com, Inc.

Digital River, Inc.

Kenexa Corp.

NetSuite, Inc.

The Ultimate Software Group, Inc.

SuccessFactors, Inc.*

Taleo Corp.*

DealerTrack Holdings, Inc.

*Used in November 2011 analysis, but not in September 2012 analysis, due to delisting.

While management compiled market-multiple information from these comparable companies, management did not use them directly to calculate the fair value of the Company’s common stock. Management relied upon the income approach, using multiple scenarios, and derived valuation multiples associated with the projected cash flows and value at future liquidity dates in these scenarios.  These implied multiples were compared to market multiples of the comparable companies. Based on this analysis, management concluded that the future values derived with the use of the discounted cash flow analysis were within a reasonable range.

In addition, the Company also confirms to the Staff that it used data from these companies to calculate the discount rate and volatility.

29.                               You disclose on page 48 that you considered recent privately negotiated sales of your securities to independent third parties. Please explain how these private transactions were considered in your analysis of the underlying fair value of common stock. Supplementally, please provide us with the date, number of shares, and prices for the sales considered.

Response: The Company advises the Staff that in the first fiscal quarter of 2012, the Company issued convertible debentures with warrants, having an exercise price of $30.00. In connection with its analysis of the fair value of the Company’s common stock in November 2011, the Company considered the fair value of the equity conversion rights of both securities in its allocation of the Company’s total equity value to all outstanding equity securities, including all derivatives.

The Company informs the Staff that it has not issued common stock to independent investors over the past four years with the exception of the exercise of warrants. Further, management is not aware of any significant sales of the Company’s common stock between its stockholders.

The Company has revised the disclosure on page 49 of the prospectus to clarify that private transactions utilized in the fair value analyses related to the issuance of debt securities and related warrants.

Goodwill, page 50

30.                               Revise to disclose whether you have determined that the estimated fair value of your reporting unit substantially exceeds its carrying value and if so please revise to disclose this determination. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell and disclose the following.

•                  the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test;

•                  discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of your reporting unit; and

•                  describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 52 of the prospectus.  The Company supplementally advises the Staff that the carrying value of the reporting unit was approximately $21 million and its fair value was estimated at $280 million. Therefore, the Company did not disclose other sensitivity-related measures.

Results of Operations, page 54

31.                               You state that a change in pricing structure for subcontractor clients took effect during fiscal 2011. Please expand the disclosure in this context to discuss this change and the impact it had on your operations and financial results.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 of the prospectus.

32.                               Revise to address the reasons for the improvement in cost of services as a percentage of revenues from fiscal 2010 to fiscal 2012.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 of the prospectus.

Liquidity and Capital Resources, page 58

33.                               In quantitative terms discuss your capital needs to finance your expected operations in accordance with your business plan for a period of one year from the date of the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 of the prospectus.

Contractual Obligations, page 60

34.                               You failed to satisfy a loan covenant concerning debt service coverage ratios that are terms of a loan from First Midwest Bank. Please disclose in Contractual Obligations the required coverage ratios in quantitative terms, and the specific nature of the deficiency. Please refer to Interpretive Release No. 33-8350, in formulating your response.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 64 of the prospectus accordingly.

Internal Control over Financial Reporting, page 60

35.                               Please revise to disclose how long you estimate it will take to complete your remediation plan and disclose any material costs associated with that you have, or expect to be, incurred.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 of the prospectus.  The Company supplementally advises the Staff that costs associated with the remediation plan are primarily related to compensation expense as a result of adding additional personnel.  As of the date of this letter, the Company had spent approximately $25,000 in costs related to the implementation of the remediation plan.  The Company expects to spend an additional $400,000 prior to the completion of the implementation of the remediation plan.  The Company advises the Staff that the Company does not consider these costs to be material and, accordingly, it has not elected to discuss them in the prospectus.

Business

Overview, page 63

36.                               You state that as of September 30, 2012, your solution has been used to help manage over 11,000 commercial construction projects representing more than $100 million in construction value. Please provide context for your disclosure of what appears to be a cumulative number of customers over years of operations, please expand to state the approximate number of current users for your products as of a recent date and provide information regarding total and new users of your solution for fiscal year 2012 and 2011.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 67 of the prospectus.  The Company supplementally advises the Staff that the reference to over 11,000 commercial construction projects representing more than $100 million in construction value applies to the cumulative number and construction value of commercial construction projects managed using one or more of the Company’s on-demand solutions since the date of launch or acquisition of the solution, as appropriate.  The Company has also provided these figures for fiscal 2012.  The Company advises the Staff that the Company does not actively track the total number of general contractors, owners/developers and architects or the total number of subcontractors that are using its solutions at any particular time and such numbers cannot be calculated without unreasonable effort.

Bid Management, page 76

37.                               You state that you believe that GradeBeam is also one of the largest online networks of industry contractors. Disclose the basis of this belief and clarify the parameter measured in concluding that it is the largest.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 80 of the prospectus.

Executive Compensation

2012 Summary Compensation Table, page 91

38.                               Briefly describe the basis for the variances in awards of options among the name named executive officers. Refer to the introductory language to paragraph (o) of Item 402 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 95 of the prospectus to describe how compensation for the named executive officers was determined for fiscal 2012.

39.                               Please provide a more detailed discussion of the material terms of the employment agreements with Messrs. Allin and Niden. For example, disclose the target annual bonus opportunity for Mr. Allin. See Item 402(o)(1) of Regulation S-K.

Response:   The Company acknowledges the Staff’s comment and has revised page 98 of the prospectus to add disclosure regarding Mr. Allin’s target annual bonus opportunity.  The Company advises the Staff that all other material terms of the employment agreements with Messrs. Allin and Niden are currently discussed in the disclosure on pages 97-99 of the prospectus.

Consolidated Financial Statements of Textura Corporation

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

40.                               The estimated project life durations and subscription periods disclosed here are not consistent with your disclosures on page 46. Please revise to ensure this information is correct and consistent within your registration statement.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 48 of the prospectus.  The Company respectfully advises the Staff that the Revenue Recognition disclosure within the Summary of Significant Accounting Policies only covers the Company’s revenue recognition policy as it applies to areas of significant estimates and judgment. In the organization-driven discussion on page 48 of the prospectus, the 12-24 month discussion refers to the estimated period over which the Company recognizes revenue for its GradeBeam and PQM solutions, which period is based on the size of the construction project. On page F-9 of the prospectus, the 6-24 month period refers to the subscription periods for the CPM product, which is included in activity-based revenue. Subscription periods are based on the contractual term of the agreement and, as no judgment is applied to the recognition period, are not discussed as critical estimates in the Summary of Significant Accounting Policies.

Note 3. Acquisitions, page F-16

41.                               Revise to disclose the percentage of voting equity interest you acquired from Submittal Exchange Holdings pursuant to ASC 805-10-50-2.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-17 of the prospectus to disclose the percent economic interest that the Company acquired in Submittal Exchange Holdings.  In addition, the Company advises the Staff that, as disclosed in the footnote, voting is on a 1:1 basis. This would represent an approximate 85% voting interest by the preferred unitholders of Submittal Exchange Holdings, but these voting rights are limited only to liquidation matters.

42.                               Revise to disclose the method of determining the fair value of the Class A preferred units (i.e. the noncontrolling interest in Submittal Exchange Holdings) pursuant to ASC 805-30-50-1-b-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-17 and F-18]of the prospectus.

43.                               Revise to disclose the revenue and earnings for your acquisitions, since their acquisition dates, included in the consolidated income statement for the reporting period (i.e., fiscal 2012) pursuant to ASC 805-10-50-2-h-1.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page F-18 of the prospectus to provide the requested revenue amounts. The Company advises the Staff that the acquisitions have been fully integrated into its financial reporting systems and the earnings resulting from the acquisitions since their respective acquisition dates cannot be calculated without unreasonable effort.

Note 13. Share-Based Compensation to Employees, page F-26

44.                               You disclose on page F-28 that if there is a change in control of the company or an initial public offering, RSUs become payable to employees in cash or shares. Please revise to clarify whether RSUs are forfeitable should employment terminate prior to the liquidity condition being met. Additionally, we note from your disclosure on page 45 that you plan to record a one-time charge to share-based compensation expense for those RSUs that become payable upon completion of an IPO. Please disclose this in your footnote disclosure and also disclose how you will record expense for RSUs that are not vested upon effectiveness of your IPO.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page F-28 of the prospectus.

Note 18. Subsequent Events, page F-34

45.                               Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. See ASC 855-10-50-1.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page F-34 of the prospectus.

46.                               Please confirm if all of the outstanding convertible debentures were converted subsequent to September 30, 2012. If not, then please disclose the remaining balance. Furthermore, we note that the only conversion feature for the convertible debentures disclosed in Note 7 is automatic conversion upon the closing of an initial public offering. However, it appears the subsequent conversion occurred at the option of the holders. Please disclose the nature of this optional feature.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page F-34 of the prospectus.

Other

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Response: The Company acknowledges the Staff’s comment and undertakes to file Amendment No. 1 in accordance with the guidance provide in the Division’s October 11, 2012 announcement on the SEC website.

*     *     *

The Company will provide the requested representations at the time that it requests that the effective date of the Registration Statement be accelerated.

If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7363.

Sincerely,

/s/ David A. Schuette
David A. Schuette

Cc:	Ivan Griswold, Securities and Exchange Commission
Melissa Feider, Securities and Exchange Commission
Christine Davis, Securities and Exchange Commission
Franco Turrinelli, Textura Corporation
Ryan Lawrence, Textura Corporation